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                            March 4, 2024

       Steven Weber
       Chief Financial Officer
       Fair Isaac Corporation
       5 West Mendenhall
       Suite 105
       Bozeman, MT 59715

                                                        Re: Fair Isaac
Corporation
                                                            Form 10-K for the
Year Ended September 30, 2023
                                                            File No. 001-11689

       Dear Steven Weber:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Annual Contract Value Bookings (ACV Bookings), page 32

   1. Please revise your disclosure to provide context to the amount of the ACV bookings that is based on estimates
of future usage-based fees and disclose whether differences between estimates and actual
results have been material.
       Critical Accounting Policies and Estimates
       Revenue Recognition, page 42

   2. Regarding your revenue recognition, please tell us why you have not disclosed how much each estimate and/or
assumption has changed over the periods and the sensitivity of the reported amount to the
methods, assumptions and estimates underlying its calculation.
                                                        Refer to Item 303(b)(3)
of Regulation S-K.
 Steven Weber
FirstName   LastNameSteven Weber
Fair Isaac Corporation
Comapany
March       NameFair Isaac Corporation
        4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Capitalized Software and Research and Development Costs, page 57

3. Please tell us why costs incurred to maintain and support existing products are included in research and development. Refer to ASC 730-10-55.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services